

June 23, 2011

<u>Via E-Mail</u>
John Thain
Chief Executive Officer
CIT Group Inc.
11 West 42nd Street
New York, NY10036

      Re: **CIT Group Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 10, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 31, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed May 10, 2011
               File No. 001-31369

Dear Mr. Thain:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Business Segments, page 4</u>

1.   Please revise future filings to provide a discussion of the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2).

Cease and Desist Orders and Written Agreement, page 8

2.   We note your disclosure here and on page 26. Please revise future filings to provide additional detail regarding the action items and restrictions under the terms of the written agreement with the FRBNY that most impact your business plan. Please discuss the actions you have taken or you plan to take to comply with these provisions and discuss the current status of your compliance with each provision. Please address each of the following in your disclosure:

   a.   Discuss how your actions will impact future financial results and trends including credit quality trends;

   b.   Discuss any changes to your allowance for loan loss methodology and quantify the impact; and

   c.   Discuss how the action items and restrictions have impacted and will impact your progress on your strategic objectives including the expanded role of CIT Bank.

2010 Financial Overview, page 44

3.   You disclose that nonaccruals remained high in 2010 due in part to tightening standards and procedures. Please tell us in detail and revise future filings to explain in greater detail the facts and circumstances regarding the tightening of your standards and procedures, quantify the impact on your credit metrics and discuss the expected impact on future credit metrics and trends.

Summary of Fresh Start Accounting, page 47

4.   You disclose that the accretable and nonaccretable balances decreased during 2010 as a result of transfers to held for sale. Please tell us in detail how you account for accretable and nonaccretable yield related to loans transferred to held for sale. Specifically, tell us how you measure the amount of accretable and nonaccretable balances related to the transferred loan(s), how and when you recognize the accretable difference as income after they are transferred and how you measure the gain or loss upon ultimate sale. Please revise future filings to disclose your accounting policies related to this activity.

Credit Metrics, page 51

5.   It appears you meant to disclose that increases in forecasted cash flows in excess of the accretable discount will reduce any allowance on the loan established after emergence from bankruptcy. Please revise future filings accordingly or clarify for us how forecasted cash flows can increase above the non-accretable discount.

6.   You disclose that your allowance for loan losses includes a qualitative adjustment for economic risks, industry and geographic concentrations, and other factors. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each class or portfolio segment that is the result of the qualitative adjustment and discuss any trends or changes from prior periods related to this element.

Troubled Debt Restructurings and Modifications, page 58

7.   Please tell us in detail and revise future filings to disclose how you concluded that your modifications should not be accounted for as TDRs. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

8.   Please revise future filings to disclose if modified loans are individually evaluated and measured for impairment under ASC 310-10-35.

9.   Please tell us how your adoption of FASB ASU 2011-02: A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring will impact your assessment of whether a modification is a TDR.

10.   You describe the largest balance of your modifications as "Modification of Contract Terms." Please revise future filings to provide additional detail regarding the terms that were modified (e.g., interest rate) and how they were modified. We note that you described the largest balance of modifications as "Interest Rate Increases" in your September 30, 2010 Form 10-Q.

Funding, Liquidity and Capital, page 84

11.   Please revise future filings to disclose:

        a. the amount of cash and short term investments held by foreign subsidiaries;

        b. whether or not you would need to accrue and pay taxes if repatriated; and

        c. whether or not you intend to repatriate the funds.

Critical Accounting Estimates – Impaired Loans, page 91

12.   It appears you meant to disclose that when foreclosure is determined to be probable by CIT the measurement will be based on the fair value of the collateral. Please revise future filings accordingly or explain to us how your existing disclosure is consistent with applicable accounting guidance.

Fresh Start Accounting, page 102

13.   Please revise the appropriate sections in your future filings (fresh start accounting, credit metrics, etc.) to discuss how fresh start accounting impacts your credit metrics and trends. Specifically, identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions that have not applied fresh start accounting. Also, discuss how fresh start accounting impacted your classification of loans as non-accrual, impaired or as a troubled debt restructuring.

Consolidated Statements of Cash Flows, page 127

14.   Please revise future filings to disclose finance receivables transferred between held for investment and held for sale on a gross basis for each period presented.

Note 1 – Business and Summary of Significant Accounting Policies

Financing and Leasing Assets, page 129

15.   Noting the significant transfers of receivables between held for investment and held for sale, please revise future filings to further explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

16.   Please tells us in detail and revise future filings to disclose how you present cash flows in your statements of cash flows associated with receivables that are initially accounted for as held for investment and transferred to held for sale, or vice-versa.

Allowance for Loan Losses on Finance Receivables, page 132

17.   Please revise future filings to clarify how prepayments were considered in the determination of contractual cash flows and cash flows expected to be collected in your fresh start accounting.

18.   You disclose on page 91 that historical loss rates used in the estimation of the allowance for loan losses are based on one to three-year averages. Please revise here in future filings to disclose the actual period of historical losses used to estimate the allowance for loan losses for each period end presented. Please explain the rationale for any changes from period to period.

Impaired Finance Receivables, page 132

19.   Please revise future filings to discuss the factors you consider in determining that it is probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Note 2 – Loans, page 139

20.   We note that the effective date section of the summary of ASU 2010-20 encourages, but
        does not require, comparative disclosure for earlier periods. We note you did not provide
        comparative information for many of your credit quality disclosures. To the extent the
        information required for comparative disclosure is reasonably available, please consider
        providing comparative disclosure in all future filings given the significant benefit this
        information provides investors and the objective of the ASU.

Impaired Loans, page 142

21.   Please tell us why you have excluded finance receivables accounted for under ASC 310-
        30 (Loans and Debt Securities Acquired with Deteriorated Credit Quality) in your
        impaired loan table on page 142 or revise future filings to include these loans in the table.
        We note that loans accounted for under ASC 310-30 can be considered impaired for
        purposes of applying the measurement and other provisions of the former SFAS 114 as
        noted in paragraph .08a of the former SOP 03-3.

22.   Please revise future filings to disclose the average recorded investment in impaired loans
        by class of financing receivable. Refer to ASC (310-10-50-15(c)(1) for guidance.

23.   Please revise future filings to disclose the amount of interest income recognized on
        impaired loans and the amount recognized using a cash-basis method or consider
        disclosing that the amount was not material. If the amount recognized is material, please
        disclose this information by class of financing receivable. Refer to ASC (310-10-50-
        15(c)(2) and (3) for guidance.

24.   Please revise future filings to disclose the amount of interest income that represents the
        change in present value attributable to the passage of time or disclose that you recognize
        this amount as bad-debt expense. Refer to ASC 310-10-50-19 for guidance.

Accretable Discount Activity for Loans Accounted for Under ASC 310-30 at Emergence Date,
page 143

25.   Please revise future filings to separately disclose the amount of nonaccretable yield
        reclassified to accretable yield or consider disclosing that the amount was not material.

Secured Borrowings, page 149

26.   Please address the following related to your GSI Facility structured as a total return swap:

        a. Please revise future filings to discuss the reasons you structured your financing
            facility as a total return swap.

      b. Please revise future filings to discuss the factors that most impact the amount of interest expense recorded.

      c. Based on the table on page 150, it appears you had $2.1 billion in borrowings outstanding at December 31, 2010. Based on the table on page 157, it appears that the notional amount related to the total return swap was $609.9 million at December 31, 2010. Please revise future filings to:

- More clearly discuss how the notional amount of the swap is determined and the most significant factors that impact the amount of the notional.

- Explain the relationship between the amount borrowed and the notional amount. Specifically tell us why the notional amount is not the same as the amount borrowed.

- Explain how changes in the notional amount impact your financial results.

- Explain the factors that most impact the valuation of the total return swap and specifically explain the implication that the total return swap was valued at $0 at December 31, 2010 and March 31, 2011. Also tell us the factors that led on the loss of the total return swap in 2009.

      d. Please explain to us how you calculated the discount on the GSI receivable of $321 million recorded during fresh start accounting.

      e. Please revise future filings to more clearly explain how the amount of cash CIT receives is determined and the factors that most impact it. For example, explain if you can borrow up to a certain percentage of the value of assets pledged, explain how the performance of the asset-backed securities, including prepayments, impact the cash you receive, etc. Additionally, explain how the net amount you can borrow is impacted by the amounts GSI reimburses you for the cash flows paid to the purchasers of the asset-backed securities.

Note 7 – Long-Term Borrowings – Variable Interest Entities, page 151

27.   Please tells us in detail and revise future filings to provide additional detail regarding your obligation to absorb losses related to variable interest entities. Specifically, disclose the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the variable interest entity, including events or circumstances that could expose you to a loss.

John Thain
CIT Group Inc.
June 23, 2011
Page 7

Note 16 – Income Taxes, page 165

28.   We note your line item related to foreign income subject to US tax disclosed in the
        reconciliation of the U.S. federal income tax expense rate to your effective income tax
        expense rate. Please revise future filings to explain the nature of the taxes you have
        provided for since you also disclose that you have asserted indefinite reinvestment of
        your undistributed earnings of your foreign subsidiaries.

29.   We note you decided to reassert indefinite reinvestment with respect to the undistributed
        earnings of your foreign subsidiaries at December 31, 2010. Please revise your future
        filings to disclose the evidence of specific plans for reinvestment (ex: finalization of your
        long-term strategic and liquidity plans to include definite future programs of operations
        and remittances, etc.) of your undistributed earnings you used to demonstrate that
        remittance of the earnings will be postponed indefinitely.

30.   As a related matter, tell us how the presumably incomplete liquidity and business plans
        for CIT Bank, as required under the Written Agreement with FRBNY and Cease and
        Desist Orders with FDIC and UDFI, were factored into your determination that you had
        evidence of specific plans to demonstrate that remittance of your undistributed earnings
        will be postponed indefinitely at December 31, 2010.

Note 18 – Commitments, page 179

31.   You disclose that "in addition to the amounts in the preceding table, if customers are in
        compliance with contractual obligations, CIT has committed to fund an additional $1.0
        billion as of December 31, 2010." Please tell us in detail and revise future filings to
        explain why you do not include these commitments in the table or revise future filings to
        include them in the table.

32.   To provide investors with a sense of the potential liquidity requirements related to unused
        cancelable lines of credit to customers in connection with select third-party vendor
        programs, please revise future filings to disclose here and in your commitment table on
        page 87 the total amount outstanding at period end, the amount you funded during the
        periods presented and the amount that you cancelled during the periods presented.

Note 22 – Business Segment Information, page 184

33.   Please revise future filings to disclose the activities that are presented in the Corporate
        and Other segment.

Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the definitive proxy statement filed on March 31, 2011), page 214

34.   You state that the information called for by Item 13 is incorporated by reference from the information under the captions "CIT's Corporate Governance" and "Certain Relationships and Related Transactions" in your proxy statement for your 2011 annual meeting of stockholders. We are unable to locate a section titled "Certain Relationships and Related Transactions" in your proxy statement. We do note, however, your discussion of "a series of transactions reviewed by the Governance Committee under the Related Persons Transactions Policy" in the "Related Person Transaction Policy" section. Please note that future proxy statements should include section headings referred to in the Form 10-K, particularly for sections where information is incorporated into the Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 13 – Business Segment Information – Segment Profit and Assets, page 33

35.   It appears that your changes to your expense and capital allocation methodology most impacted the Transportation Finance segment. Please restate prior periods in future filings for this segment to conform to the new methodology or tell us why you did not. If you believe the change was not material, please provide us with a quantitative and qualitative materiality analysis.

2011 First Quarter Financial Overview, page 36

36.   Please explain to us the facts and circumstances related to the temporary benefit from accounting for certain assets classified as held-for-sale in Vendor Finance. Please revise future filings to quantify the benefit and provide additional explanation regarding why the benefit is temporary (i.e., will the benefit reverse in a future period or is it simply non-recurring) and regarding the nature of the benefit to allow investors to more fully understand your financial results.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Sharon M. Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney